Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges of K2 for each of the periods indicated is as follows:

	Year Ended December 31,									Nine Months Ended September 30, 2004
	1999		2000		2001	2002		2003
	(In thousands, except ratios)
Earnings (loss) from continuing operations:
Earnings (loss) from continuing operations before taxes Adjustments:	$12,516		$24,200		$(11,975)	$18,570		$17,575		$30,116
Fixed charges from continuing operations	13,230		15,878		14,432	9,928		11,516		15,808

	$25,746		$40,078		$2,457	$28,498		$29,091		$45,924

Fixed charges from continuing operations:
Total interest expense, including interest expense on borrowings, amortization of debt discount and premium on all indebtedness and other	$12,741		$14,814		$13,631	$8,966		$9,950		$13,811
Interest included in rent	489		1,064		801	962		1,566		1,997

Total fixed charges from continuing operations	$13,230		$15,878		$14,432	$9,928		$11,516		$15,808

Ratio of earnings to fixed charges (excess of fixed charges over earnings)	1.9	x	2.5	x	$(11,975)	2.9	x	2.5	x	2.9	x

(1)	K2 computed the ratio of earnings to fixed charges by dividing earnings (earnings from continuing operations before taxes, adjusted for fixed charges from continuing operations), by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.